Powerbridge Technologies Co., Ltd.

1st Floor, Building D2, Southern Software Park

Tangjia Bay, Zhuhai, Guangdong 519080, China

March 26, 2019

VIA EDGAR CORRESPONDENCE

Donald Field

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Powerbridge Technologies Co., Ltd.
Registration Statement on Form F-1/A (File No. 333-229128) Request For Acceleration Of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Powerbridge Technologies Co., Ltd. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1/A (the “F-1 Registration Statement”) be accelerated to and that the F-1 Registration Statement become effective at 4:30 p.m., Eastern Time, on March 28, 2019, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the F-1 Registration Statements in accordance with Rule 461. The request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Hunter Taubman Fischer & Li LLC.

The Company hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please contact Louis Taubman, Esq., at +1 (917) 512-0827, from the Company’s U.S. counsel, Hunter Taubman Fischer & Li LLC.

Very truly yours,
Powerbridge Technologies Co., Ltd.

By:	/s/ Ban Lor
Name:	Ban Lor
Title:	Chief Executive Officer